SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for December 2005

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No:  ☒

Enclosures:

1.                    Femara® receives US approval as initial therapy for treatment of postmenopausal women with early breast cancer after surgery (Basel, December 28, 2005)

2.                    Novartis reaffirms commitment to completing Chiron transaction on terms of existing merger agreement (Basel, December 21, 2005)

3.                    Novartis to consider benefits of acquiring Berna Biotech (Basel, December 18, 2005)

4.                    Novartis provides update on development status of NKS104 (Basel, December 16, 2005)

5.                    Novartis remains committed to making Zelnorm® available for women with irritable bowel syndrome with constipation in Europe (Basel, December 15, 2005)

6.                    Glivec seeking to become first targeted treatment for adult patients with a form of acute lymphoblastic leukemia (Basel, December 13, 2005)

7.                    New clinical data shows dramatic benefits of Femara® for women with breast cancer even after prolonged period of no anti-cancer treatment (Basel, December 13, 2005)

8.                    More than 90% of patients taking Glivec® for a form of chronic myeloid leukemia (CML) alive after 4-1/2 years in landmark study (Basel, December 12, 2005)

9.                    Novartis receives US regulatory approval to acquire Chiron (Basel, December 6, 2005)

10.              Novartis and Astex Therapeutics form global licensing and drug discovery alliance to focus on developing novel cell cycle cancer drugs (Basel, December 6, 2005)

Investor Relations	Novartis International AG CH-4002 Basel Switzerland

Novartis Corporation
608 Fifth Avenue
New York, NY 10020 USA

- Investor Relations Release -

Femara® receives US approval as initial therapy for treatment of postmenopausal women with early breast cancer after surgery

•                  BIG 1-98 data published in latest New England Journal of Medicine

•                  Femara reduced risk of cancer coming back by an additional 21% over the reduction offered by tamoxifen

•                  Femara also reduced risk of cancer spreading to distant parts of the body (metastases) by 27%, compared with tamoxifen

Basel, December 28, 2005 – Novartis announced today the US regulatory approval of Femara® (letrozole) in a new indication as a treatment for use after surgery in postmenopausal women with hormone-sensitive early breast cancer (adjuvant setting).

The US approval was based on results of the BIG 1-98 study, which were published for the first time in the December 29 issue of The New England Journal of Medicine (NEJM). BIG 1-98 compared the effectiveness and tolerability of Femara versus tamoxifen when used as initial therapy after surgery (adjuvant setting) in postmenopausal women with hormone-sensitive early breast cancer.

Femara reduced the risk of breast cancer returning by an additional 21% (p=0.002)(1) over the reduction offered by tamoxifen. Further, patients taking Femara showed a 27% (p=0.0012) reduction in the risk of the cancer spreading to distant parts of the body. Women whose disease does spread to other sites (metastasis) may be at greater risk of dying from their disease.

In addition to the overall findings, Femara demonstrated its greatest benefit in two groups of women at increased risk of recurrence.  Femara reduced this risk by 29% in women whose breast cancer had already spread to the lymph nodes at the time of diagnosis and by 30% in women who had undergone chemotherapy. The data also showed that in these high-risk subgroups, Femara reduced the risk of cancer spreading to distant parts of the body by 33% and 31%, respectively.

“Femara has consistently demonstrated superiority against tamoxifen as first-line therapy in women with locally advanced or metastatic breast cancer, as well as in the adjuvant setting.  In addition, Femara provides a notable benefit to patients who are at especially high risk of having

(1) 19% (p=0.003) in European filing due to slightly different definition of disease-free survival by FDA and European health authorities.

their breast cancer return,” said Diane Young, MD, vice president and global head of Clinical Development at Novartis Oncology.

Femara is now the only medicine in its class approved by the US Food and Drug Administration (FDA) for use as an initial treatment immediately after surgery in patients with this form of breast cancer, as well as following completion of five years of tamoxifen therapy (extended adjuvant setting). Additional data released earlier this month at the San Antonio Breast Cancer Symposium demonstrated that women experienced dramatic improvements in overall survival, disease-free survival and distant disease-free survival, even if they started taking Femara years after completing post-surgery tamoxifen therapy.

“One of the greatest fears confronted by women who have been treated for early breast cancer is that their cancer will come back. With Femara, we now have an option that can help address that fear early on, even in the patients who we know face the greatest risk of recurrence. Femara has proven to be a very important option in the treatment paradigm for postmenopausal women with hormone-sensitive early breast cancer,” said Matthew Ellis, MD, PhD, FRCP, director of the Breast Cancer Program at Washington University and associate professor and section head of the Medical Oncology Division in the Department of Medicine at Washington University in St. Louis.

The approval of Femara for adjuvant use in the US was based on a six-month priority review.  The FDA grants priority review to products that could potentially offer a significant improvement compared to marketed products in the diagnosis, treatment or prevention of disease, increased compliance or demonstrated efficacy in subgroups. Novartis recently received approval for this indication in the UK.  Femara has also been submitted in the EU, Japan, other countries. Additional approvals in other countries are expected in 2006.

About BIG 1-98

The BIG 1-98 study was a Phase III, randomized, double blind study that compared the safety and efficacy of Femara versus tamoxifen, when used as adjuvant therapy in postmenopausal women with hormone receptor-positive early breast cancer.

BIG 1-98 is the only clinical trial designed to incorporate both a head-to-head comparison of Femara with tamoxifen during the first five years following breast cancer surgery and a sequencing of both agents to determine the most effective approach to minimizing the risk of recurrence. BIG 1-98 was conducted by the International Breast Cancer Study Group (IBCSG) with many independent centers and was supported by Novartis.

About Femara

Femara is a leading once-a-day oral aromatase inhibitor currently available in more than 90 countries worldwide. Femara is approved for extended adjuvant treatment of early breast cancer in postmenopausal women who have completed standard adjuvant tamoxifen therapy in 57 countries worldwide, including Europe as well as the United States. In addition, it is indicated for first-line treatment of postmenopausal women with hormone receptor-positive or hormone receptor-unknown locally advanced or metastatic breast cancer and for the treatment of advanced breast cancer in postmenopausal women with disease progression following anti-estrogen therapy, and as neo-adjuvant (pre-operative) therapy. Not all of these indications are available in every country.

Contraindications, warnings and adverse events

Patients should talk to their doctor if they are allergic to Femara or any of its ingredients. Femara should not be taken by women who are pregnant as it may cause fetal harm. Femara should be taken only by women who are postmenopausal. Some women have reported fatigue and dizziness with Femara. Patients should use caution before driving or operating heavy machinery until they know how Femara affects them.  In the extended adjuvant setting, longer follow-up is needed to determine the risk of bone fracture associated with long-term use of Femara.

In the adjuvant setting, commonly reported side effects are generally mild to moderate. Side effects seen in Femara versus tamoxifen included: hot flashes (33.7% vs. 38%), joint pain (21.2% vs. 13.5%), night sweats (14.1% vs. 13.5%), and weight gain (10.7% vs. 12.9%). Other side effects seen were bone fractures and osteoporosis.

In the extended adjuvant setting, commonly reported side effects are generally mild to moderate. Those seen more often with Femara versus placebo were hot flashes (50% vs 43%), joint pain (22% vs 18%) and muscle pain (7% vs 5%).  Other side effects, which were comparable to placebo, include fatigue (34% vs 32%), swelling due to fluid retention (18% vs 16%), headache (20% vs 20%), increase in sweating (24% vs 22%) and increase in cholesterol (16% vs 16%). The percentage of patients on Femara versus placebo reporting a fracture was 5.9% vs 5.5%. The percentage of patients reporting osteoporosis was 6.9% vs 5.5%. Bisphosphonates, which are drugs used to increase bone strength, were given to 21.1% of Femara patients and 18.7% of placebo patients.

The foregoing release contains forward-looking statements that can be identified by terminology such as “may be,” “notable benefit,” “significantly reduce,” or similar expressions, or by express or implied discussions regarding potential new indications, marketing approvals, or future sales of Femara. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with Femara to be materially different from any future results, performance or achievements expressed or implied by such statements.  There can be no guarantee that Femara will be approved for any additional indications in any market, nor that it will reach any particular sales levels.  In particular, management’s expectations regarding commercialization of Femara could be affected by, among other things, additional analysis of Femara clinical data; new clinical data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; increased government, industry, and general public pricing pressures; and other risks and factors referred to in the Company’s current Form 20-F on file with the U.S. Securities and Exchange Commission.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

For more information

Additional information regarding Femara or Novartis Oncology can be found on the websites www.femarainfo.com or www.novartisoncology.com.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group’s businesses achieved net sales of USD 28.2 billion and pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.1 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 91,700 people and operate in over 140 countries around the world.

For further information please consult http://www.novartis.com.

# # #

Novartis Global Investor Relations

Karen J. Huebscher, Ph.D. +41 61 324 84 33

International office		North American office

Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33

Nafida Bendali	+41 61 324 35 14	Nina Malik	+1 925 551 59 64

Richard Jarvis	+41 61 324 43 53	Jill Pozarek	+1 212 830 24 45

Silke Zentner	+41 61 324 86 12

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

Fax: +41 61 324 84 44		Fax: +1 212 830 24 05
www.novartis.com		www.novartis.com

Investor Relations	Novartis International AG CH-4002 Basel Switzerland

Novartis Corporation
608 Fifth Avenue
New York, NY 10020 USA

- Investor Relations Release -

Novartis reaffirms commitment to completing Chiron transaction on terms of existing merger agreement

Basel, December 21, 2005 – Novartis reaffirmed today its commitment to pursuing and completing its previously announced acquisition of the approximately 56% of Chiron Corporation that it does not already own on the terms of the merger agreement entered into between Novartis and Chiron on October 30, 2005. The announcement came after ValueAct Capital sent a letter to Howard H. Pien, Chiron’s Chairman of the Board, stating that ValueAct intends to vote against the proposed merger and potentially seek appraisal for its Chiron shares.

The terms of the merger agreement were the product of arm’s-length negotiations between Novartis and Chiron’s independent directors and their respective financial advisors. Novartis believes that the USD 45.00 per share price is fair to Chiron’s shareholders and is confident that, after Chiron’s shareholders review the definitive proxy statement when it becomes available, shareholders representing a majority of Chiron’s public shares will agree with the recommendation of Chiron’s independent directors and will vote to approve the transaction.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group’s businesses achieved net sales of USD 28.2 billion and pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.1 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 91,700 people and operate in over 140 countries around the world.

For further information please consult http://www.novartis.com.

Disclaimer

This communication is for information purposes only. It shall not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Novartis or Chiron. The distribution of this news release may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act. Forward-looking statements are statements that are not historical facts and are generally identified by the words “our plan is”, “is expected to”, “to become”, “will”, or similar expressions, or by express or implied discussions regarding strategies, plans and expectations (including synergies). These statements include, but are not limited to, financial projections and estimates and their underlying assumptions, statements regarding the benefits of the business transactions described herein, including future financial and operating results. Such statements reflect the current plans, expectations, objectives, intentions or views of management with respect to future events, are based on the current beliefs and expectations of management and are subject to significant risks, uncertainties and assumptions. Management’s expectations could be affected by, among other things, competition in general, the general economic environment and other risks such as, but not limited to, those referred to in Novartis AG’s Form 20-F on file with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those set forth or implied by the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain governmental approvals for the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; social and political conditions such as war, political unrest and terrorism or natural disasters; general economic conditions and normal business uncertainty and competition and its effect on pricing, spending, third-party relationships and revenues. These forward-looking statements speak only as of the date of this press release and no undertaking has been made to update or revise them if there are changes in expectations or if any events, conditions or circumstances on which any such forward looking statement is based.

# # #

Novartis Global Investor Relations

Karen J. Huebscher, Ph.D. +41 61 324 84 33

International office		North American office

Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33

Nafida Bendali	+41 61 324 35 14	Nina Malik	+1 925 551 59 64

Richard Jarvis	+41 61 324 43 53	John Menditto	+1 212 830 24 44

Silke Zentner	+41 61 324 86 12	Jill Pozarek	+1 212 830 24 45

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

Fax: +41 61 324 84 44		Fax: +1 212 830 24 05
www.novartis.com		www.novartis.com

Investor Relations	Novartis International AG CH-4002 Basel Switzerland

Novartis Corporation
608 Fifth Avenue
New York, NY 10020 USA

- Investor Relations Release -

Novartis to consider benefits of acquiring Berna Biotech

•                  Novartis granted opportunity to perform due diligence on Berna

•                  Key economic terms of a potential offer have not yet been determined, no guarantee that an offer will be made

Basel, December 18, 2005 – Novartis has decided to explore the benefits of acquiring the Swiss vaccines company Berna Biotech AG and combine its operations with those of Chiron Corporation, a US vaccines company that Novartis is currently in the process of acquiring.

The combination of Berna and Chiron offers complementary geographic coverage and product ranges as well as access to the attractive proprietary technology platforms of Berna. A potential acquisition would also assure continued Swiss ownership of an increasingly important health care business with public health responsibilities.

Crucell N.V., a Dutch biotechnology company, announced on December 15 an offer to acquire Berna through an all-share exchange offer. In order to prepare a potential competing cash offer, Novartis has requested from and has been granted by Berna the opportunity to perform a due diligence investigation.

At this point in time, key economic terms of a potential offer for Berna have not yet been determined. No assurance can be given that Novartis will make an offer to acquire Berna.

About Berna Biotech

Berna Biotech (Swiss Exchange: BBIN) develops, produces and markets vaccines and immunotherapeutics for private and public markets worldwide. Headquartered in Berne, Switzerland, with subsidiaries in Europe and Korea, Berna is a fully integrated vaccines company employing around 700 people. Berna offers a range of novel and validated proprietary technology platforms. The company markets its core vaccine products in the field of hepatitis B/pediatric, respiratory and travel vaccines and has a broad development pipeline. Development is supported through alliances with academic and commercial partners. Further information on Berna please visit: www.bernabiotech.com.

About Chiron

Novartis announced its intention in October 2005 to acquire the remaining 58% stake in the US pharmaceutical company Chiron Corporation that it does not currently own for approximately USD 5.1 billion. This transaction, which received rapid review and approval by the US Federal Trade Commission, is expected to be completed in the first half of 2006, subject to approval by a majority of Chiron’s shareholders other than Novartis and other customary closing conditions, including further regulatory approvals.

This communication is for information purposes only. It shall not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Novartis or Chiron. The distribution of this news release may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “offers”, “assure”, or similar expressions, or by express or implied discussions regarding strategies, plans and expectations (including synergies). These statements include, but are not limited to, financial projections and estimates and their underlying assumptions, statements regarding the benefits of the business transactions described herein, including future financial and operating results. Such statements reflect the current plans, expectations, objectives, intentions or views of management with respect to future events, are based on the current beliefs and expectations of management and are subject to significant risks, uncertainties and assumptions. Management’s expectations could be affected by, among other things, competition in general, the general economic environment and other risks such as, but not limited to, those referred to in Novartis AG’s Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those set forth or implied by the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain governmental approvals for the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; social and political conditions such as war, political unrest and terrorism or natural disasters; general economic conditions and normal business uncertainty and competition and its effect on pricing, spending, third-party relationships and revenues. These forward-looking statements speak only as of the date of this press release and no undertaking has been made to update or revise them if there are changes in expectations or if any events, conditions or circumstances on which any such forward looking statement is based.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group’s businesses achieved net sales of USD 28.2 billion and pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.1 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 91,700 people and operate in over 140 countries around the world.

For further information please consult http://www.novartis.com.

# # #

Novartis Global Investor Relations

Karen J. Huebscher, Ph.D. +41 61 324 84 33

International office		North American office

Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33

Nafida Bendali	+41 61 324 35 14	Nina Malik	+1 925 551 59 64

Richard Jarvis	+41 61 324 43 53	John Menditto	+1 212 830 24 44

Silke Zentner	+41 61 324 86 12	Jill Pozarek	+1 212 830 24 45

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

Fax: +41 61 324 84 44		Fax: +1 212 830 24 05
www.novartis.com		www.novartis.com

Investor Relations	Novartis International AG CH-4002 Basel Switzerland

Novartis Corporation
608 Fifth Avenue
New York, NY 10020 USA

- Investor Relations Release -

Novartis provides update on development status of NKS104

Basel, December 16, 2005 – Novartis has decided to stop the development of NKS104 (pitavastatin), a lipid-lowering agent in Phase II for the treatment of elevated total cholesterol, after data from recent investigational trials showed the compound was no longer competitive enough for Novartis to invest further resources. The company intends to seek licensing partners for this compound.

As a result, Novartis intends to record an impairment of USD 266 million in the fourth quarter of 2005 to fully write off the remaining value of this asset. The European rights to this compound were acquired under a licensing agreement from Kowa. Novartis already recorded an impairment of USD 66 million in the third quarter related to the acquired and capitalized marketing rights for NKS104

Despite these charges, and barring unforeseen events, Novartis expects to report record Group operating and net income for the full year based on the continued favorable business developments in 2005.

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by the use of forward-looking terminology such as “expects” or similar expressions. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. In particular, management’s expectations could be affected by, among other things, unanticipated changes in the development of the business over the last fiscal quarter of 2005 and other risks and factors referred to in the Group’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group’s businesses achieved sales of USD 28.2 billion and pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.1 billion in R&D. Headquartered in Basel, Switzerland. Novartis Group companies employ about 91,700 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

# # #

Novartis Global Investor Relations

Karen J. Huebscher, Ph.D. +41 61 324 84 33

International office		North American office

Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33

Nafida Bendali	+41 61 324 35 14	Nina Malik	+1 925 551 59 64

Richard Jarvis	+41 61 324 43 53	John Menditto	+1 212 830 24 44

Silke Zentner	+41 61 324 86 12	Jill Pozarek	+1 212 830 24 45

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

Fax: +41 61 324 84 44		Fax: +1 212 830 24 05
www.novartis.com		www.novartis.com

Investor Relations	Novartis International AG CH-4002 Basel Switzerland

Novartis Corporation
608 Fifth Avenue
New York, NY 10020 USA

- Investor Relations Release -

Novartis remains committed to making Zelnorm® available for women with irritable bowel syndrome with constipation in Europe

•   Novartis to appeal CHMP opinion against EU approval of Zelnorm

•    New ZENSAA trial results show Zelnorm provides important relief for multiple symptoms of irritable bowel syndrome with constipation (IBS-C)

•    Extensive clinical data involving over 14,000 patients and approvals in 56 countries, including US, clearly demonstrate clinical benefits to patients

Basel, December 15, 2005 – Novartis will appeal an opinion from a European Medicines Agency (EMEA) committee recommending against European approval of Zelnorm® (tegaserod) for the treatment of women with irritable bowel syndrome with constipation (IBS-C).

Novartis decided to take this action after the European Committee for Medicinal Products for Human Use (CHMP) recommended that the European Commission not approve Zelnorm, which has been approved to date in 56 countries, including the US.

“Although we are disappointed with the CHMP opinion, we are confident in the clinical profile and benefits of Zelnorm. This product has been rigorously studied in more than seven placebo-controlled trials involving over 14,000 patients worldwide,” said James Shannon, Head of Global Pharma Development at Novartis Pharma AG. “The extensive clinical program and its use in patients in over 30 countries to date have clearly demonstrated the clinical benefits, efficacy and safety of Zelnorm.”

The clinical program included the ZENSAA (Zelnorm in Europe, North and South America and Africa) registration trial, which was designed in line with the recommendations from the Scientific Advice Working Group of the CHMP.

The ZENSAA results, a trial involving more than 2,600 patients, showed a statistically significant improvement in the efficacy and tolerability of Zelnorm following initial as well as repeated use in women with IBS-C. Data also showed a favorable safety profile. Final data from this landmark study have been published in the December issue of GUT, a peer review journal published by the British Society of Gastroenterology. ZENSAA is the only IBS-C trial designed to assess the efficacy of repeated treatments and is the largest study ever conducted for this condition

“IBS-C can be very restricting and has a negative impact for patients, not only on a person’s health but on also their ability to work and socialize,” said Professor Jan Tack, Associate Professor and Associate Head of Clinic, Department of Gastroenterology, University of Leuven, Belgium, who also served as the lead investigator of ZENSAA. “Based on the size and scope of this trial, the results reinforce what researchers and clinicians have known for years about the clinically meaningful effect of tegaserod for the treatment of IBS-C. Now we have the added benefit with tegaserod to potentially also improve the quality of life for women with IBS-C.”

ZENSAA results show benefits of Zelnorm treatments

ZENSAA results demonstrated that repeated treatment with Zelnorm was generally effective and provided relief of multiple IBS-C symptoms. Zelnorm significantly improved several aspects of quality of life as measured by validated scales. Patients in the ZENSAA trial treated with Zelnorm 6 mg twice daily experienced Tack J, Müller-Lissner S, Bytzer P, Corinaldesi R, Chang L, Viegas A, Schnekenbuehl S, Dunger-Baldauf C, Rueegg P. A randomized controlled trial assessing the efficacy and safety of repeated tegaserod therapy in women with irritable bowel syndrome with constipation. GUT 2005; 54: 1707-1713:

• A significant decrease in abdominal discomfort or pain during the initial treatment and retreatment periods based on stringent efficacy criteria, which was satisfactory relief in at least three of the four weeks in the trial. Zelnorm’s treatment benefit over placebo was 9.1% (p<0.001 in initial group) and 15.9% (p<0.001 in retreatment group).

• During at least three weeks of the four-week treatment period, a total of 44.9% of Zelnorm-treated patients had significant overall IBS symptom relief compared with 28.7% on placebo in the first treatment period (p<0.001), which is one of the most stringent response criteria ever used in an IBS-C clinical study.

• Better quality of life scores and work productivity scores, including fewer days off work, compared with placebo (p=0.05).

• Improvement in overall treatment satisfaction in both treatment periods, including greater relief of IBS-C symptoms compared with previous medications and greater willingness to use Zelnorm in the future compared to placebo patients (p=0.05).

About ZENSAA

ZENSAA was a randomized, double-blinded, placebo-controlled, multi-center trial. The first treatment period involved 2,135 patients taking 6 mg of Zelnorm twice daily and 525 patients taking placebo (4:1 ratio). Patients who responded to the initial treatment entered a treatment-free interval. Only patients whose symptoms recurring during the 12-week treatment-free interval were re-randomized. In the repeated treatment period, 488 patients were randomized to Zelnorm and 495 randomized to placebo (1:1 ratio). The trial was conducted in 262 centers in 24 countries, including the US, UK, Germany, France, Italy, Spain, Canada, Mexico and South Africa.

Data were evaluated at the end of the trial. The primary efficacy endpoints were satisfactory relief of abdominal discomfort/pain and overall IBS relief for at least three of the four weeks of treatment, also referred to as the 75% rule Committee for Proprietary Medicinal Products (CPMP). Points to consider on the evaluation of medicinal products for the treatment of irritable bowel syndrome. 2003. The study data were also assessed using the 50% rule, meaning satisfactory relief for at least two of the four weeks of treatment for abdominal discomfort/pain and overall IBS relief2. The study also evaluated the impact of treatment on quality of life (measured with the IBS-QOL and EQ5D scales) and treatment satisfaction as well as productivity using the WPAI-IBS tool.

ZENSAA trial results showed significant benefit with Zelnorm treatment for all endpoints when compared to placebo. Zelnorm safety and tolerability was also assessed in the trial. The adverse events profile of Zelnorm was similar to placebo, with the exception of diarrhea. Diarrhea was more frequent in patients taking Zelnorm (3.8% vs. 0.6%) in treatment Period 1. For Zelnorm-treated patients, diarrhea rarely led to discontinuation (0.9%). There was a low incidence of serious adverse events in both treatment periods (0.1% in Period 1 and 0.6% in Period 2) for Zelnorm-treated patients.

Irritable Bowel Syndrome with Constipation (IBS-C) and Zelnorm

Irritable Bowel Syndrome with constipation (IBS-C) is a recurrent disorder characterized by the multiple chronic symptoms of abdominal pain and discomfort, bloating and constipation Hungin AP, Whorwell PJ, Tack J, Mearin F. The prevalence, patterns and impact of irritable bowel syndrome: an international survey of 40 000 subjects. Aliment Pharmacol Ther 2003;17(5):643-650, Camilleri M, Choi MG. Review article: irritable bowel syndrome. Aliment Pharmacol Ther 1997;11(1):3-15, Schuster MM. Defining and diagnosing irritable bowel syndrome. Am J Manag Care 2001;7(8 Suppl):S246-51.. Serotonin (5HT), a naturally occurring chemical in the body that regulates motility and pain perception in the gut, is thought to play an important role in the normal activities of the gastrointestinal (GI) tract. Serotonin is believed to influence the movement of food and waste through the body Crowell MD. The role of serotonin in the pathophysiology of irritable bowel syndrome. Am J Manag Care 2001;7(8 Suppl):S252-260, Hunt RH, Tougas G. Evolving concepts in functional gastrointestinal disorders: promising directions for novel pharmaceutical treatments. Best Pract Res Clin Gastroenterol 2002;16(6):869-883, Jin JG, Foxx-Orenstein AE, Grider JR. Propulsion in guinea pig colon induced by 5-hydroxytryptamine (HT) via 5-HT4 and 5-HT3 receptors. J Pharmacol Exp Ther 1999;288(1):93-97. Researchers have found that an imbalance of serotonin in the gut leads to increased pain perception and dysfunction of the digestive muscles, leading to IBS symptoms Camilleri M. Serotonergic modulation of visceral sensation: lower gut. Gut 2002;51(Suppl)1:i81-86.

Zelnorm (tegaserod), a promotility agent, is the first in a newer class of medications known as serotonin-4 receptor agonists (5HT4 agonists) specifically developed to treat the multiple symptoms associated with dysmotility disorders like IBS-C. By activating 5HT4 receptors in the gastrointestinal tract, Zelnorm normalizes delayed motility and reduces sensitivity of the intestinal tract Novartis Data on File, Chey WD. Tegaserod and other serotonergic agents: what is the evidence? Rev Gastroenterol Disord 2003;3Suppl2:S35-40, Kellum JM, Albuquerque FC, Stoner MC, Harris RP. Stroking human jejunal mucosa induces 5-HT release and CI secretion via afferent neurons and 5-HT4 receptors. Am J Physiol. 1999;277(3Pt1):G515-520. In clinical studies, significantly more patients experienced a general relief of symptoms when treated with Zelnorm, such as a decrease in abdominal pain, bloating and constipation Novick J, Miner P, Krause R, Glebas K, Bliesath H, Ligozio G, et al. A randomized, double-blind, placebo-controlled trial of tegaserod in female patients suffering from irritable bowel syndrome with constipation. Aliment Pharmacol Ther 2002;16(11):1877-1888, Müller-Lissner SA, Fumagalli I, Bardhan KD, Pace F, Pecher E, Nault B, et al. Tegaserod, a 5-HT4 receptor partial agonist, relieves symptoms of irritable bowel syndrome in patients with abdominal pain, bloating and constipation. Aliment Pharacol Ther 2001;15:1655-1666, Lefkowitz M, Shi Y, Schmitt C, Krumholz S, Tanghe J. The 5-HT4 partial agonist, tegaserod, improves abdominal discomfort/pain and normalizes altered bowel function in irritable bowel syndrome (IBS) Am J Gastroenterol 1999;94(9):266, Kellow J, Lee OY, Chang FY, Thongsawat S, Mazlam MZ, Yuen H, Gwee KA, Bak YT, Jones J, Wagner A. An Asia-Pacific, double blind, placebo controlled, randomized study to evaluate the efficacy, safety and tolerability of tegaserod in patients with irritable bowel syndrome. Gut 2003;52(5):671-676, Camilleri M. Review article: tegaserod. Aliment Pharmacol Ther. 2001;15(3):277-289 In most patients, the onset of relief occurred within just one week. This medicine has been shown to be well tolerated and shows a profile of side effects similar to that of placebo with the exception of diarrhea. The majority of patients reporting diarrhea had a single episode and in most cases it occurred in the first week of treatment. The incidence of diarrhea was typically resolved with continued therapy.

Zelnorm, discovered and developed by Novartis, is approved for the treatment of IBS-C in more than 56 countries including Australia, Switzerland, Canada, the United States, Mexico, China and Brazil. Zelnorm is also approved for the treatment of Chronic Constipation in more than 20 countries including the United States, Canada and Mexico.

Novartis markets Zelnorm (tegaserod maleate) in the US, Canada, Philippines and South Africa; and under the trademark Zelmac (tegaserod) in Switzerland, Latin America and Asia-Pacific regions. For more information about IBS please visit http://www.IBSMediacentre.com.

The foregoing release contains forward-looking statements that can be identified by terminology such as “will appeal”, “potentially”, or similar expressions, or by express or implied discussions regarding potential additional marketing approvals or future sales of Zelnorm. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with Zelnorm to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the appeal described above will be successful, or that Zelnorm will receive any additional marketing approvals in any other countries, or that it will reach any particular sales levels. In particular, management’s expectations regarding Zelnorm could be affected by, among other things, uncertainties relating to the appeal process; unexpected regulatory actions or delays or government regulation generally; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; increased government, industry, and general public pricing pressures; and other risks and factors referred to in the Company’s current Form 20-F on file with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group’s businesses achieved net sales of USD 28.2 billion and pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.1 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 91,700 people and operate in over 140 countries around the world.

For further information please consult http://www.novartis.com.

# # #

Novartis Global Investor Relations

Karen J. Huebscher, Ph.D. +41 61 324 84 33

International office		North American office

Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33

Nafida Bendali	+41 61 324 35 14	Nina Malik	+1 925 551 59 64

Richard Jarvis	+41 61 324 43 53	John Menditto	+1 212 830 24 44

Silke Zentner	+41 61 324 86 12	Jill Pozarek	+1 212 830 24 45

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

Fax: +41 61 324 84 44		Fax: +1 212 830 24 05
www.novartis.com		www.novartis.com

Novartis International AG Novartis Communications CH-4002 Basel Switzerland

Tel +41 61 324 2200
Fax + 41 61 324 3300
Internet Address:
http://www.novartis.com

- Investor Relations Release -

Glivec seeking to become first targeted treatment for adult patients with a form of acute lymphoblastic leukemia

•             Patients with Philadelphia-chromosome-positive acute lymphoblastic leukemia (Ph+ ALL) currently have limited treatment options and poor prognosis

•             Potential new use for Glivec based on data showing two-year disease free survival of up to 87% of patients

•             European submission completed, US submission expected by end-2005

Basel, December 13, 2005 – Novartis has submitted a marketing authorization application for Glivec® (imatinib) Known as Gleevec® (imatinib mesylate) tablets in the U.S. to the European regulatory for approval in the treatment of adult patients with Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL), either as single agent or in combination with chemotherapy.

If approved for this new indication, Glivec would be the first therapy that specifically targets a genetic abnormality responsible for Ph+ ALL. Long-term outcomes with current drug treatment options have been poor and allogenic stem cell transplants have limited access and high risk. Approximately 2,500 new cases of Ph+ ALL are estimated each year in Europe and the US. Submission for US approval is planned to occur by the end of 2005.

Data for the Ph+ ALL submissions demonstrated two-year disease free survival of up to 87% and one-year overall survival of up to 84% for newly diagnosed patients taking Glivec with a standard chemotherapy regimen. Glivec targets the activity of abnormal proteins called tyrosine kinases that play important roles within certain cancer cells. Glivec inhibits the function of a tyrosine kinase known as Bcr-Abl in Ph+ ALL as well as in Ph+ CML. Bcr-Abl is the most common genetic abnormality in the adult form of ALL (also called acute lymphocytic leukemia).

“Novartis is committed to pursing innovative regulatory submissions for Glivec that meet high unmet medical needs,” said Diane Young, MD, Vice President and Head of Clinical Development at Novartis Oncology. “This submission relies on published data generated by world leaders in the treatment of Ph+ ALL and could provide an important new treatment option in an area where standard chemotherapeutic regimens have remained essentially unchanged for a decade.”

Filing data

In clinical trials in Ph+ ALL, Glivec has shown clinical activity and an acceptable safety profile when administered as a single agent in relapsed and/or refractory patients and also when combined with standard chemotherapy regimen in newly diagnosed patients. When given as a single agent in relapsed and/or refractory patients, the use of Glivec resulted in a complete hematological response in up to one third of patients. When given as a single agent in patients age 60 or older, Glivec achieved complete hematologic response rates in 79% to 100% of patients. Given with a standard chemotherapy regimen in newly diagnosed patients, Glivec showed complete hematologic response rates in up to 96% of patients with two-year disease free survival of up to 87% and one-year overall survival of up to 84%.

The safety profile of Glivec was similar to other treatments in clinical trials, including those in patients with Ph+ CML. The most frequent adverse events were nausea, vomiting, edema, abdominal pain, myalgia, diarrhea, rash, muscle cramps, fatigue, anorexia, neutropenia and thrombocytopenia. Glivec was generally well tolerated in all of the studies that were performed, either in monotherapy or in combination with chemotherapy.

About Glivec

First launched in 2001 and now available in more than 80 countries, Glivec is a signal transduction inhibitor approved to treat Ph+ chronic myeloid leukemia and certain types of gastrointestinal stromal tumors (GIST). It is one of the first oncology drugs that validate rational drug design based on an understanding of how some cancer cells work. This product, known as Gleevec in the US and Glivec in other markets, is indicated in the EU for the treatment of patients with newly diagnosed Ph+ CML, including pediatric patients, for whom bone marrow transplantation is not considered as the first line of treatment. Glivec is approved in the US for newly diagnosed adult patients with Ph+ chronic phase CML and pediatric patients with Ph+ chronic phase CML whose disease has recurred after stem cell (an unspecialized cell that gives rise to differentiated cells) transplant or who are resistant to interferon-alpha treatment. In Japan, Glivec is approved for adult patients in all phases of Ph+ CML. In addition, Glivec is already approved for the treatment of adult patients with Ph+ CML in blast crisis, accelerated phase, or in chronic phase after failure of interferon-alpha treatment in more than 80 countries worldwide.

Glivec is indicated in the EU, US and more than 45 other countries worldwide for the treatment of patients with KIT (CD 117)-positive unresectable (inoperable) and/or metastatic malignant GIST. In Japan, Glivec is approved for the treatment of patients with KIT (CD117)-positive GIST.

Glivec contraindications, warnings and adverse events* Numbers indicate the range in percentages in four studies among patients with CML in blast crisis, accelerated phase and chronic phase.

In the first-line study (IRIS), the safety profile with Glivec was similar to that of previous Phase II studies in other CML patients. The majority of patients treated with Glivec experienced adverse events at some time. Most events were of mild to moderate grade and treatment was discontinued for adverse events only in 2% of patients in chronic phase, 3% in accelerated phase and 5% in blast crisis. The most common side effects included nausea, superficial edema, muscle cramps, skin rash, vomiting, diarrhea, hemorrhage, fatigue, headache, joint pain, cough, dizziness, dyspepsia and dyspnea, as well as neutropenia and thrombocytopenia.

The most common undesirable effects experienced during Glivec treatment in GIST are: headache, nausea, vomiting, diarrhea, dyspepsia, myalgia, muscle spasm and cramps, joint swelling, dermatitis, eczema, rash, edema, fluid retention, neutropenia, thrombocytopenia or anemia.

Glivec is contraindicated in patients with known hypersensitivity to imatinib or any of its excipients. Women of childbearing potential should be advised to avoid becoming pregnant while taking Glivec.

The foregoing release contains forward-looking statements that can be identified by terminology such as “potential new”, “expected” “if approved,” “would be the first,” “is planned”, “could provide”, or similar expressions, or by express or implied discussions regarding potential new indications for Glivec or potential future sales of Glivec. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with Glivec to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Glivec will be approved for any additional indications in any market. Nor can there be any guarantee regarding potential future sales of Glivec. In particular, management’s expectations regarding commercialization of Glivec could be affected by, among other things, additional analysis of Glivec clinical data; new clinical data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures; and other risks and factors referred to in the Company’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing this information as of this date and does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group’s businesses achieved net sales of USD 28.2 billion and pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.1 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 91,700 people and operate in over 140 countries around the world.

For further information please consult http://www.novartis.com.

# # #

Novartis Global Investor Relations

Karen J. Huebscher, Ph.D. +41 61 324 84 33

International office		North American office

Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33

Nafida Bendali	+41 61 324 35 14	Nina Malik	+1 925 551 59 64

Richard Jarvis	+41 61 324 43 53	John Menditto	+1 212 830 24 44

Silke Zentner	+41 61 324 86 12	Jill Pozarek	+1 212 830 24 45

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

Fax: +41 61 324 84 44		Fax: +1 212 830 24 05
www.novartis.com		www.novartis.com

Investor Relations	Novartis International AG CH-4002 Basel Switzerland

Novartis Corporation
608 Fifth Avenue
New York, NY 10020
USA

- Investor Relations Release -

New clinical data shows dramatic benefits of Femara® for women with breast cancer even after prolonged period of no anti-cancer treatment

•   New data from MA-17 study showed Femara use led to 69 percent reduction in risk of breast cancer returning even years after completing standard tamoxifen therapy

•   Femara showed 72 percent reduction in risk of distant metastases in postmenopausal women with early breast cancer who switched to Femara after placebo in study

•   Results reported by the National Cancer Institute of Canada Clinical Trials Group

Basel, December 13, 2005 – Women with hormone-sensitive early breast cancer who switched to Femara® (letrozole) from placebo as part of a landmark trial experienced significant improvements in overall survival, disease-free survival and distant metastases, according to data presented at the 28th annual San Antonio Breast Cancer Symposium in Texas.

The analysis represents the first time that an aromatase inhibitor has demonstrated a benefit in starting therapy up to five years after the end of a patient taking tamoxifen, another medicine used in the treatment of hormone-related breast cancers.

In this new analysis of the landmark MA-17 trial, postmenopausal women who switched from placebo to Femara experienced a 69 percent reduction in the risk that their breast cancer would return (recurrence). There also was a 72 percent reduction in the risk that the cancer would spread to a distant part of the body (metastasis). A 47 percent reduction in the risk of dying from their disease was also observed. These observations must be confirmed by additional analysis and longer-term follow-up.

“These data provide the first clinical evidence that women can benefit from Femara even years after the completion of tamoxifen therapy. The findings may have a substantial impact on the overall treatment outcomes for postmenopausal women with early breast cancer,” said Dr. Paul Goss, MD, Ph.D., of the Massachusetts General Hospital in Boston and the lead investigator of the MA-17 trial.

The findings came from a new analysis of women who had been in the placebo arm of the MA-17 trial. In 2003, compelling results of an interim analysis showed that Femara reduced the risk of breast cancer coming back by 42 percent compared to placebo. These data prompted an independent Data Safety Monitoring Board to recommend the unblinding of study results. Since then, approximately 1,655 women talking placebo have chosen to switch to Femara, while another 613 women did not pursue further treatment.

About MA-17

MA-17 is a Phase III, international, double-blinded, randomized, multi-center trial. It is coordinated by the National Cancer Institute of Canada Clinical Trials Group at Queens University in Kingston, Ontario, Canada with funding from the Canadian Cancer Society and supported by Novartis.

The incidence of adverse events in the post-unblinding analysis was similar to that seen in the earlier MA-17 analysis. Key safety findings presented included fractures (3.2% in the Femara-switched group vs. 2.8% in the placebo group); patient-reported osteoporosis (3.9% vs. 1.6%); and cardiovascular disease (2.8% vs. 2.9%).

About Femara

Femara is a leading once-a-day oral aromatase inhibitor currently available in more than 90 countries worldwide. Femara is approved for extended adjuvant treatment of early breast cancer in postmenopausal women who have completed standard adjuvant tamoxifen therapy in 57 countries worldwide, including Europe as well as the United States. In addition, it is indicated for first-line treatment of postmenopausal women with hormone receptor-positive or hormone receptor-unknown locally advanced or metastatic breast cancer and for the treatment of advanced breast cancer in postmenopausal women with disease progression following anti-estrogen therapy, and as neo-adjuvant (pre-operative) therapy. Not all of these indications are available in every country.

Femara recently received approval in the United Kingdom for the adjuvant treatment of postmenopausal women with hormone receptor-positive early breast cancer. Approval for the adjuvant indication is expected in the US before the end of 2005 and in other countries in 2006.

Contraindications, warnings and adverse events
Patients should talk to their doctor if they are allergic to Femara or any of its ingredients. Femara should not be taken by women who are pregnant as it may cause fetal harm. Femara should be taken only by women who are postmenopausal. Some women have reported fatigue and dizziness with Femara. Patients should use caution before driving or operating heavy machinery until they know how Femara affects them. In the extended adjuvant setting, longer follow-up is needed to determine the risk of bone fracture associated with long-term use of Femara.

In the extended adjuvant setting, commonly reported side effects are generally mild to moderate. Those seen more often with Femara versus placebo were hot flashes (50% vs. 43%), joint pain (22% vs. 18%) and muscle pain (7% vs. 5%). Other side effects, which were comparable to placebo, include fatigue (34% vs. 32%), swelling due to fluid retention (18% vs. 16%), headache (20% v. 20%), increase in sweating (24% vs. 22%) and increase in cholesterol (16% vs. 16%). The percentage of patients on Femara versus placebo reporting a fracture was 5.9% vs. 5.5%. The percentage of patients reporting osteoporosis was 6.9% vs. 5.5%. Bisphosphonates, drugs to increase bone strength, were given to 21.1% of Femara patients and 18.7% of placebo patients. The safety profile in the switch patients was similar to the safety profile in patients receiving extended adjuvant treatment.

The foregoing release contains forward-looking statements that can be identified by terminology such as “dramatic benefits,” “can benefit,” “may have substantial impact,” “must be confirmed by additional analysis and longer-term follow-up”, “is expected”, or similar expressions, or by express or implied discussions regarding potential new indications, marketing approvals, or future sales of Femara. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with Femara to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Femara will be approved for any additional indications in any market, nor that it will reach any particular sales levels. In particular, management’s expectations regarding commercialization of Femara could be affected by, among other things, additional analysis of Femara clinical data; new clinical data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; increased government, industry, and general public pricing pressures; and other risks and factors referred to in the Company’s current Form 20-F on file with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

For more information

Additional information regarding Femara or Novartis Oncology can be found on the websites www.femarainfo.com or www.novartisoncology.com.

About the National Cancer Institute of Canada Clinical Trials Group

The National Cancer Institute of Canada Clinical Trials Group (NCIC CTG), funded by the Canadian Cancer Society and based at Queen’s University in Kingston, Ontario, Canada, develops, conducts and analyzes national and international trials of cancer therapy, including trials for new cancer drugs, cancer prevention and supportive care to improve quality of life for people with cancer. Since its inception in 1971, the NCIC CTG has enrolled more than 40,000 patients from Canada and around the world in over 300 clinical trials.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group’s businesses achieved net sales of USD 28.2 billion and pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.1 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 91,700 people and operate in over 140 countries around the world.

For further information please consult http://www.novartis.com.

# # #

Novartis Global Investor Relations

Karen J. Huebscher, Ph.D. +41 61 324 84 33

International office		North American office

Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33

Nafida Bendali	+41 61 324 35 14	Nina Malik	+1 925 551 59 64

Richard Jarvis	+41 61 324 43 53	John Menditto	+1 212 830 24 44

Silke Zentner	+41 61 324 86 12	Jill Pozarek	+1 212 830 24 45

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

Fax: +41 61 324 84 44		Fax: +1 212 830 24 05
www.novartis.com		www.novartis.com

Investor Relations	Novartis International AG CH-4002 Basel Switzerland

Novartis Corporation
608 Fifth Avenue
New York, NY 10020
USA

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS  •  MEDIENMITTEILUNG

More than 90% of patients taking Glivec® for a form of chronic myeloid leukemia (CML) alive after 4-1/2 years in landmark study

•   Yearly risk of progression to the advanced phases of the disease shown to decrease over time, falling to less than 1% in the fourth year of treatment

•   For the first time, a separate retrospective comparison shows significant improvement in survival for Glivec vs. historical interferon-based treatment

Basel, December 12, 2005 – More than 90% of patients with a form of chronic myeloid leukemia (CML) who are taking Glivec® (imatinib) Known as Gleevec® (imatinib mesylate) tablets in the U.S. in a landmark clinical trial continue to survive and are free from progressing to advanced disease after four and a half years of treatment. These results were presented today at the 47th Annual Meeting of the American Society of Hematology.

Results from the IRIS study (International Randomized Interferon versus STI571), the largest clinical trial to date for newly diagnosed adult patients with Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia (CML) in chronic phase, showed that 90.3% of patients who were initially randomized to take Glivec were still alive after 54 months.

Moreover, the yearly risk of progressing to advanced disease fell to less than 1% in the fourth year, the lowest rate seen in this Phase III study so far. The results also showed that 100% of patients who achieved a major molecular response to treatment at 12 months— meaning that their disease was at extremely low levels – were free of progression to accelerated phase or blast crisis at 54 months.

“After collecting nearly five years of data in this trial and also considering 178,000 patient years of clinical use, we see that the longer CML patients continue to take Glivec the lower their yearly risk of progressing to accelerated phase or blast crisis,” said David Epstein, President of Novartis Oncology. “These results are remarkable because they have been reported in patients taking the recommended starting dose of 400 mg per day. In addition, data from several international studies presented at ASH show that investigational daily doses of Glivec as high as 800 mg can produce even higher rates of molecular response.”

New data from a retrospective comparative analysis based partially on Glivec data from IRIS, which was also presented at ASH, showed for the first time that Glivec significantly extended overall survival in newly diagnosed Ph+ CML patients in chronic phase compared with the historical treatment of interferon plus cytarabine (IFN+Ara-C).

Investigators at the Clinical Research Centre of the University Hospital in Poitiers, France, undertook this retrospective historical analysis because a large number of patients in the IRIS study who received IFN+Ara-C were switched to Glivec early in the study, making it difficult to perform an adequate long-term prospective comparative analysis. At 36 months, the overall survival rate for patients receiving Glivec as a first-line treatment was 92% compared to 84% for patients receiving first-line IFN+Ara-c. This overall survival benefit was highly statistically significant (p=0.0001).

IRIS study details

The International Randomized Interferon versus STI571 (IRIS) study is an open-label Phase III clinical trial enrolling 1,106 newly diagnosed patients with Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia (CML) in chronic phase in 177 centers across 16 countries. There are two arms to the study: one group of patients receiving Glivec 400 mg per day and another receiving interferon (IFN) 5 MIU M2 per day with Ara-C 20 mg/M2/day for 10 days each month.

At 54 months after randomization, overall estimated survival for patients receiving Glivec was 90.3% (87%-93%). Estimated responses to first-line drug treatment with Glivec at 54 months were 98%, 92% and 86% for complete hematologic responses, major cytogenetic responses and complete cytogenetic responses respectively.

Glivec continued to be generally well tolerated as first-line drug therapy for Ph+ CML at the 54-month follow-up. See “Glivec contraindications, warnings and adverse events” for details.

About Glivec

Glivec is indicated in the EU for the treatment of patients with newly diagnosed Ph+ CML, including pediatric patients, for whom bone marrow transplantation is not considered as the first line of treatment. Glivec is approved in the U.S. for newly diagnosed adult patients with Ph+ chronic phase CML and pediatric patients with Ph+ chronic phase CML whose disease has recurred after stem cell (an unspecialized cell that gives rise to differentiated cells) transplant or who are resistant to interferon-alpha treatment. In Japan, Glivec is approved for adult patients in all phases of Ph+ CML. In addition, Glivec is already approved for the treatment of adult patients with Ph+ CML in blast crisis, accelerated phase, or in chronic phase after failure of interferon-alpha treatment in more than 80 countries worldwide. Not all indications are available in every country.

The effectiveness of Glivec is based on overall hematologic and cytogenetic response rates and progression-free survival in CML. There are no controlled trials demonstrating increased survival.

Glivec contraindications, warnings and adverse events Numbers indicate the range in percentages in four studies among patients with CML in blast crisis, accelerated phase and chronic phase.

In the first-line study (IRIS), the safety profile with Glivec was similar to that of previous Phase II studies in other CML patients. The majority of patients treated with Glivec experienced adverse events at some time. Most events were of mild to moderate grade and treatment was discontinued for adverse events only in 2% of patients in chronic phase, 3% in accelerated phase and 5% in blast crisis. The most common side effects included nausea, superficial edema, muscle cramps, skin rash, vomiting, diarrhea, hemorrhage, fatigue, headache, joint pain, cough, dizziness, dyspepsia and dyspnea, as well as neutropenia and thrombocytopenia.

Glivec is contraindicated in patients with known hypersensitivity to imatinib or any of its excipients. Women of childbearing potential should be advised to avoid becoming pregnant while taking Glivec.

The foregoing release contains forward-looking statements that can be identified by terminology such as “can produce, “over time,” “continue to survive,” “overall survival” or similar expressions, or by express or implied discussions regarding potential new indications for Glivec or potential future sales of Glivec, or regarding the long-term impact of a patient’s use of Glivec. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with Glivec to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Glivec will be approved for any additional indications in any market. Nor can there be any guarantee regarding potential future sales of Glivec. Neither can there be any guarantee regarding the long-term impact of a patient’s use of Glivec. In particular, management’s expectations regarding commercialization of Glivec could be affected by, among other things, additional analysis of Glivec clinical data; new clinical data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures; and other risks and factors referred to in the Company’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing this information as of this date and does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group’s businesses achieved net sales of USD 28.2 billion and pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.1 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 91,700 people and operate in over 140 countries around the world.

For further information please consult http://www.novartis.com.

# # #

© 2001 Novartis AG, Legal Disclaimer

Novartis International AG Novartis Communications CH-4002 Basel Switzerland

Tel +41 61 324 2200
Fax + 41 61 324 3300
Internet Address:
http://www.novartis.com

- Investor Relations Release -

Novartis receives US regulatory approval to acquire Chiron

Basel, December 6, 2005 – Novartis announced today that it has received US regulatory approval to acquire the remaining 58% stake in the US pharmaceutical company Chiron Corporation that it does not currently own.

Novartis reaffirms that it expects to complete the acquisition of Chiron in the first half of 2006, subject to approval by a majority of Chiron’s shareholders and other customary closing conditions, including additional regulatory approvals.

“Planning for the integration of Chiron into Novartis is on track, and this rapid review and approval by the FTC brings us closer to completing this transaction,” said Dr. Daniel Vasella, Chairman and CEO of Novartis. “Novartis brings the necessary expertise, scale and resources needed to address the vaccine production issues at Chiron and to strengthen R&D efforts aimed at bringing novel vaccines to patients.”

The US Federal Trade Commission granted early termination on December 5 for the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, which satisfies one of the conditions to complete this transaction.

The Chiron Board of Directors have recommended that Chiron shareholders accept an offer from Novartis to acquire the remaining approximately 113 million fully diluted shares of Chiron not owned by Novartis for USD 45.00 per share in cash, or approximately USD 5.1 billion. The Board of Directors made their recommendation based upon the unanimous recommendation of Chiron’s independent directors, who were charged with acting solely on behalf of Chiron shareholders other than Novartis.

This communication is for information purposes only. It shall not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Novartis or Chiron. The distribution of this news release may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act. Forward-looking statements are statements that are not historical facts and are generally identified by the words “brings expertise”, “to strengthen”, “will”, or similar expressions, or by express or implied discussions regarding strategies, plans and expectations (including synergies). These statements include, but are not limited to, financial projections and estimates and their underlying assumptions, statements regarding the benefits of the business transactions described herein, including future financial and operating results. Such statements reflect the current plans, expectations, objectives, intentions or views of management with respect to future events, are based on the current beliefs and expectations of management and are subject to significant risks, uncertainties and assumptions. Management’s expectations could be affected by, among other things, competition in general, the general economic environment and other risks such as, but not limited to, those referred to in Novartis AG’s Form 20-F on file with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those set forth or implied by the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain governmental approvals for the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; social and political conditions such as war, political unrest and terrorism or natural disasters; general economic conditions and normal business uncertainty and competition and its effect on pricing, spending, third-party relationships and revenues. These forward-looking statements speak only as of the date of this press release and no undertaking has been made to update or revise them if there are changes in expectations or if any events, conditions or circumstances on which any such forward looking statement is based.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group’s businesses achieved net sales of USD 28.2 billion and pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.1 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 91,700 people and operate in over 140 countries around the world.

For further information please consult http://www.novartis.com.

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Novartis Global Investor Relations

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MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis and Astex Therapeutics form global licensing and drug discovery alliance to focus on developing novel cell cycle cancer drugs

Novartis receives worldwide license to investigational cell cycle inhibitor AT9311 and option to license second investigational cell cycle inhibitor AT7519

Basel, December 6, 2005 – Novartis announced today a strategic alliance with Astex Therapeutics Limited focused on the research, development, and commercialization of novel cell cycle control drugs for the treatment of cancer and other diseases.

Under the agreement, Novartis has obtained worldwide licensing rights to investigational agent AT9311, an Astex cell cycle inhibitor that is currently completing preclinical studies. Novartis also has an option for a global license to a parenteral cell cycle inhibitor, AT7519, currently in Phase I clinical trials.

In addition, the two companies have agreed to establish a new drug discovery alliance focused on the identification of novel inhibitors of other cell-cycle control enzymes. In the US, Astex will have the option to co-market oncology products developed through the alliance.

“As a well-established leader in the development of novel cancer treatments, Novartis has made tremendous scientific contributions toward improving the lives of cancer patients. We believe AT9311 represents a potential best-in-class compound that will compliment our already broad and deep oncology pipeline,” said David Epstein, President, Novartis Oncology.

About AT7519 and AT9311

Astex’s lead drug candidate, AT7519, is a potent cell cycle inhibitor that targets key cyclin-dependent kinases (CDKs). AT7519 entered clinical development during late 2005 in a Phase I dose escalation study designed to evaluate its safety and tolerability when delivered intravenously in patients with advanced solid tumors. AT7519 went from first synthesis to first dosing in patients in just 18 months. AT9311 is an orally active cell cycle inhibitor that inhibits selected CDKs with a differentiated biological profile in comparison to AT7519. AT9311 was selected for formal preclinical development during early 2005 with an IND/CTA filing planned for early 2006.

Cancers are characterized, in part, by a loss of control of cell division. Cell cycle inhibitors are a class of compounds that target mechanisms of cell division to prevent or interfere with cancer growth. One novel approach to cell cycle inhibition is targeting cyclin-dependent kinases (CDKs). These key enzymes are involved in the mechanisms that control cell division, making them important targets for preventing cancer cell proliferation.

Details of the agreement

Astex will maintain responsibility for completing the preclinical development and IND/CTA filing for AT9311 to US and UK regulatory authorities as well as for conducting an initial Phase I clinical study with the agent. Astex anticipates filing an IND/CTA for AT9311 during the first half of 2006. After that time, Novartis will be responsible for additional clinical development and commercialization of AT9311. Astex also is responsible for the ongoing clinical development of AT7519 until the completion of Phase II studies when Novartis can assume responsibility by exercising its licensing option.

Novartis will make an initial payment and deferred equity commitment to Astex totaling $25 million and will provide research funding, development reimbursements, funding for milestones during clinical development and registration, royalties on sales, and fees related to exercising the option on AT7519.

The foregoing release contains forward-looking statements that can be identified by terminology such as “to focus,” “novel,” “option” “will maintain,” “anticipates,” or similar expressions, or by express or implied discussions regarding potential additional marketing approvals or future sales of AT9311 or AT7519. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with AT9311 or AT7519 to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that AT9311 or AT7519 will receive any additional marketing approvals in any other countries, or that it will reach any particular sales levels. In particular, management’s expectations regarding commercialization of AT9311 or AT7519 could be affected by, among other things, additional analysis of AT9311 or AT7519 clinical data; new clinical data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; increased government, industry, and general public pricing pressures; and other risks and factors referred to in the Company’s current Form 20-F on file with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group’s businesses achieved net sales of USD 28.2 billion and pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.1 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 91,700 people and operate in over 140 countries around the world.

For further information please consult http://www.novartis.com.

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© 2001 Novartis AG, Legal Disclaimer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	January 3, 2006	By:	/s/	MALCOLM B. CHEETHAM

				Name:	Malcolm B. Cheetham
				Title:	Head Group Financial
Reporting and Accounting